Exhibit 99.1

Kaspi.kz 1Q 2024 Financial Results

Almaty, Kazakhstan, 22 April 2024 – Joint Stock Company Kaspi.kz (“Kaspi.kz”, “we”, or the “Company”) (Nasdaq: KSPI) which operates the Kaspi.kz Super App for consumers and Kaspi Pay Super App for merchants, today publishes its unaudited consolidated IFRS financial results for the quarter ended 31 March 2024 (“1Q 2024”).

1Q 2024 Highlights

•
Strong start to 2024 with first quarter revenue and net income up 40% and 28% year-over-year (“YoY”), respectively.
•
Our faster growing and more profitable Payments and Marketplace Platforms together accounted for 68% of consolidated net income, up from 60% in 1Q 2023.
•
All Platforms continued to deliver strong top-line growth in the first quarter of 2024. Once again, Marketplace was our fastest growing platform with GMV and revenue up 62% and 108% YoY respectively:
•
Revenue from delivery, advertising and classifieds value added services added 160bps to Marketplace Take-Rate, which reached 9.5%.
•
Marketplace net income in 1Q 2024 up 76% YoY including rapid growth from e-Grocery and e-Cars.
•
Within Marketplace, e-Commerce keeps delivering the stand-out performance:
•
e-Commerce GMV up 114% YoY.
•
e-Commerce Take-Rate up 90 bps YoY to 11.1%.
•
Following the acquisition of Kolesa.kz, we are focussing on the autos vertical which is we believe one of the largest areas of household spending:
•
With 1.9 million cars registered in 2023, the addressable market is large.
•
Kolesa.kz gives us the go to platform for car sales and is central to our strategy.
•
We are now aiming to create a 1st class consumer experience around selling, buying & servicing a car.
•
e-Cars accounted for 26% of e-Commerce GMV and included 1P, 3P car and auto part sales in 1Q 2024.
•
1,200 vehicles sold in our 1P marketplace in Almaty during the first quarter. Already net income profitable.
•
e-Grocery top-line keeps growing fast:
•
GMV up 125% & active consumers up 84% YoY to 566k.
•
Kaspi Travel still growing rapidly:
•
Travel GMV up 44% YoY. Take-Rate up 40bps to 4.5%.

•
Last year we launched Kaspi Tours, a vacation packages marketplace, and by 1Q 2024 tours already accounted for 7% of Travel’s GMV.
•
Tours are GMV growth enhancing and had an 8.7% Take-Rate in 1Q 2024.
•
M-Commerce delivered accelerating growth compared to the final quarter of 2023:
•
M-Commerce GMV up 34% YoY and take-rate up 90bps to 8.9%.
•
In Payments, strong top-line continues to drop-through to bottom-line:
•
Revenue and net income both up 25% YoY.
•
Fintech Platform TFV growth up 48% YoY:
•
Merchant & Micro Finance is our fastest growing lending product and at 17% of TFV is increasingly meaningful in size.
•
Fast TFV growth, combined with moderating interest rates expected to drive a strong increase in Fintech net income growth in the final part of 2024.
•
Investing in our growth is always our top priority. However, if we have excess capital, we will return it to our shareholders.
•
Based on strong 1Q 2024 Kaspi.kz consolidated financials our Board of Directors proposes a dividend of KZT850/ADS, subject to shareholder approval.
•
The second quarter of 2024 has gotten off to a strong start and we observe a healthy and predictable consumer and merchant environment. Taking this into account we continue to expect Kaspi.kz to deliver another year of fast earnings growth at scale in Kazakhstan, with 2024 consolidated net income anticipated to be up around 25% YoY.

We’ve had a strong start to 2024

Kaspi.kz keep delivering fast top and bottom-line growth

Payments	Marketplace	Fintech	Consolidated
+35% YoY TPV	**+62% YoY** GMV	**+48% YoY** TFV	**71** Monthly Transactions per Active Consumer
+25% YoY Revenue	**+108% YoY** Revenue	**+26% YoY** Revenue	**+40% YoY** Revenue
+25% YoY Net Income	**+76% YoY** Net Income	**+3% YoY** Net Income	**+28% YoY** Net Income

Source: Company data

Kaspi.kz

Growth across all our platforms has led to strong top & bottom-line results

Strong growth & profitability results from our business model's inherent network effects

Revenue
KZT

+40%
395B
553B
$1.2B
1Q'23
1Q'24

Net Income
KZT

+28%
174B
223B
$0.5B
1Q'23
1Q'24

KZT 850/ADS dividend proposed, subject to shareholder approval

Source: Company data
The exchange rate used by us for the presentation of certain financial, operating and other data denominated in tenge and included in this presentation is 446.78 per $1 as of March 29, 2024

Kaspi.kz

Payments & Marketplace accounted for 68% of net income

Payments & Marketplace will remain the main drivers of profits growth

37%
1Q'23
40%
23%
60%
36%
1Q'24
32%
32%
68%
Payments
Marketplace
Fintech

Source Company data

Kaspi.kz

To the shareholders of Kaspi.kz:

Having completed our US listing on Nasdaq, we’re 100% focussed upon execution.

During the first quarter, top-line growth momentum remained strong across all areas of our business. As was the case last year, e-Commerce keeps going from strength to strength, with GMV up 114% year-over-year. Within this, e-Grocery GMV increased 125% year-over-year. Kaspi.kz is the market leader in e-Commerce and e-Grocery and as we have said previously, we believe these two areas offer amongst the biggest opportunities for us to create value for both our customers and shareholders, over the next couple of years.

When we acquired Kolesa.kz, I promised you that it wouldn’t take long for us to start transforming the car market. With 1.9 million used cars registered in 2023, we believe this is another large opportunity. The value of cars alone listed on Kolesa.kz is around $37 billion.

We’re developing products across multiple areas of autos spending. Integrated GovTech including tools to register a newly purchased car, along with our payments and fintech products give us a strong starting point. Already GMV from e-Cars, which includes the sale of vehicles and their parts is equivalent to 26% of our e-Commerce GMV in 1Q 2024. On our newly launched 1P marketplace, we sold 1,200 cars during the quarter and by leveraging our technology and data we’re net income profitable. As we ensure the Kaspi.kz Super App and Kolesa.kz are the logical destinations for all auto related spending, we expect cars to be another source of fast and profitable long-term growth for us.

Turning to some of our other fast-growing initiatives, here also momentum remains strong. During the first quarter, Marketplace valued-added services revenue, increased 4.3x year-over-year. In Kaspi Travel, GMV from Kaspi Tours increased 350% from its launch in 2Q 2023. Meanwhile, Merchant & Micro Finance lending has reached 17% of TFV and alongside Online Car Finance is our fastest growing Fintech product. Each of these new services are not only helping us to keep growing fast but will open new areas for product innovations in the future.

As usual, if we have excess capital, we return it to our shareholders. For the first quarter of 2024, our Board of Directors has recommended a dividend of KZT850/ADS, subject to shareholder approval. As we said at our full-year 2023 results, we will take an opportunistic approach when it comes to future ADS buybacks. Investors should keep in mind though, that over the long-term we believe international expansion is a better route to large and sustainable value creation. When we find the right opportunity, we won’t hesitate to put our capital to work.

The first half of the year has gotten off to a strong start. The consumer and merchant environment are healthy and we’re very much on track to deliver another year of strong top and bottom-line growth.

Mikheil Lomtadze
Kaspi.kz CEO and co-founder

Kaspi.kz 1Q 2024 Engagement & Product Highlights

Payment transactions up 42% & Marketplace transactions up 33% YoY

Update on e-Grocery, Kaspi Tours, Value-added-services & e-Cars

With 71 average number of monthly transactions per active consumer, in 1Q 2024, the Kaspi.kz and Kaspi Pay Super Apps large and engaged customer base is one of our most important competitive advantages.

During 1Q 2024, Super App transaction levels continued to increase at a rapid rate. TPV transactions increased 42% year-over-year and GMV purchases increased 33% YoY. Fast growth in transactions shows that our expanding range of products are being used more frequently by consumers and merchants in their everyday lives.

We expect that increased adoption of our existing products by consumers and merchants, along with new products will lead to fast and sustained financial growth across all our platforms.

From starting in Almaty just over two years ago, Kaspi e-Grocery continues growing at a rapid rate. With an innovative, high-quality digital offering, we believe we are transforming the food shopping experience in Kazakhstan. During 1Q 2024, e-Grocery GMV increased 125% year-over-year and active consumers reached 566,000.

For the remainder of 2024, we will continue scaling grocery volumes in existing locations, open additional locations in Almaty and Astana, as well as expand into Shymkent, Kazakhstan’s third largest city.

e-Grocery GMV +125% YoY

We continue scaling in Almaty & Astana. Shymkent launch in process

	1Q'23	1Q'24
Active Consumers	307K	566K
Average Ticket size KZT	13K	14K

e-Grocery GMV[1] KZT

+125%
12.4B
27.8B
1Q'23
1Q'24

e-Grocery # of purchases[1][2]

+107%
1.0M
2.0M
1Q'23
1Q'24

Source Company data

Notes 1. Jan'23 numbers include e-Grocery GMV as 3P, Feb'23 and Mar'23 include (KZT 9bn) e-Grocery GMV as 1P, 2Q and later all GMV 1P
2. Total number of goods or services purchase transactions made by consumers within the e-Grocery business of Marketplace

Kaspi.kz

We successfully launched Kaspi Travel around three years ago, initially offering flight bookings before adding rail ticketing. Last year, we launched Kaspi Tours, our vacation package marketplace.

Tours have been additive to Travel’s GMV growth and accounted for 7% of its GMV in 1Q 2024. We intend to further broaden Kaspi Travel’s product offering over the medium-term.

Vacation packages already 7% of Kaspi Travel's GMV

Tours boost Travel's GMV growth & are significantly take-rate positive

Take Rate
8.3%
8.7%
8.7%
8.7%
+350%
GMV
KZT
2B
3B
4B
7B
+344%
Tourists in tours
# of tourists
3.6K
6.7K
11.0K
16.0K
2Q'23
3Q'23
4Q'23
1Q'24

Kaspi Travel GMV breakdown
Tours
7%
1Q'24
93%
Rail & Flights

Source Company data

Kaspi.kz

In recent years, Kaspi Delivery has seen a substantial increase in orders delivered. With scale in delivery, we can broaden the range of fulfilment services available. We have also developed our advertising proposition, initially for e-Commerce merchants and more recently grocery manufacturers. Kolesa.kz adds classifieds listings revenue.

The range of value-added services we offer is increasing, but we’re still in the early stages. In 1Q 2024, VAS contributed 160 bps to Marketplace’s record-high 9.5% total Take-Rate.

As always, we also expect to continue launching new services, and our product pipeline in 2024 and beyond is as exciting as ever.

Advertising & Delivery revenue +4.3x YoY

Range of Value Added Services expanding, growing fast & Marketplace take-rate additive

Value added services
KZT

4.3x
19B
8B
Classifieds(2)
3B
Ads
8B
Delivery
11B
Advertising
4B
1B
3B
1Q'23
1Q'24

Marketplace GMV Take Rate (1)

9.5%
8.4%
0.6%
7.8%
+0.1%
+0.2%
+0.8%
1.6%
7.9%
1Q'23
Seller fee
Delivery
Advertising
1Q'24
Seller fee
Value added services

Source: Company data
Notes: 1. Take rate is calculated based on GMV 3P only
2. Classifieds revenue is represented mostly by services related to the promotion of listings on classifieds platforms of Kolesa.kz and [illegible]

Kaspi.kz

Following the acquisition of Kolesa.kz, we are now scaling products tailored around the car vertical. The used car market in Kazakhstan is large but highly fragmented, dominated by C2C sales. Our e-Cars marketplace brings increased transparency for buyers and sellers, while integration with our Payments, Fintech and GovTech Platforms makes everything more convenient.

Our Cars ecosystem addresses many of these touchpoints

Combined Shopping & GovTech services are a unique suite of services

e-Cars 3P	Online Car Finance	Auto-parts	e-Cars 1P	Car Registration	Taxes	Driving License

Cars
Car Loan
Car Loan for Hyundai Accent approved!
8 635 500 ₸
Kolesa.kz
Toyota Camry 2021
Features
Car Registration
Car registration on Kaspi.kz
How does it work?
Car Tax
Fit your face in the frame

17K cars sold 114B GMV	91B TFV	595K orders 23B GMV	1.2K cars sold 11B GMV	286K cars registrations	2M car tax payments	68K driving licences

Shopping
1Q'24

GovTech
1Q'24

Source Company data

Kaspi.kz

e-Cars includes 3P car sales, auto parts and more recently 1P car sales. In 1Q 2024, we sold 1,200 1P cars in Almaty and plan to gradually scale 1P transactions in more locations over the next year.

e-Cars GMV 147bn equivalent to 26% of e-Commerce GMV

Our e-Cars Marketplace includes the sale of 1P & 3P cars & auto-parts

Take Rate(1)
4.6%
147B
GMV
KZT
1Q'24

e-Cars
GMV breakdown
Cars
1P
Auto-parts
3P
7%
16%
1Q'24
77%
Cars
3P

Source Company data

Notes 1. Take rate is calculated based on GMV 3P only

Kaspi.kz

Kaspi.kz 1Q 2024 Financial Highlights

Revenue up 40% and net income up 28% YoY in 1Q 2024

On-track for 2024 net income up 25% YoY

During 1Q 2024, total revenue increased 40% year-over-year to KZT553 billion ($1.2 billion).

Our Payments Platform delivered fast and consistent top-line growth, due to the ongoing success of Kaspi Pay and B2B Payments, albeit with sharply slowing inflation moderating growth. In Marketplace, e-Commerce and Kaspi Travel continue to see extremely strong momentum, while m-Commerce accelerated again. Marketplace revenue is also benefiting from value-added-services growth. Healthy TFV origination over the last 18 months continued to translate into robust Fintech revenue growth.

During 1Q 2024, our consolidated net income increased 28% year-over-year to KZT223 billion ($0.5 billion).

Payments Platform continues to deliver strong bottom-line growth and high profitability. Marketplace’s profit growth is lower than revenue growth due to rapid growth in 1P e-Grocery and cars revenue. In Fintech, significantly higher funding costs continue to mute profit growth. Interest rates, however, have started to decline and as our loan-to-deposits ration moves up, we expect that Fintech profitability will accelerate in the later part of this year.

Our faster growing and more profitable Payments and Marketplace Platforms continue to deliver strong bottom-line growth, accounting for 68% of net income, up from 60% in 1Q 2023. In 2024, we expect the contribution to net income from our Payments and Marketplace Platforms to increase again year-over-year.

Payments Platform

Consistently strong top-line & bottom-line

Revenue up 25% and net income up 25% YoY in 1Q 2024

Payments Platform facilitates transactions between merchants and consumers. For consumers, Payments Platform is a highly convenient way to pay for shopping transactions, regular household bills and make peer-to-peer payments.

For merchants, Payments Platform enables them to accept payments in-store and online, issue and instantly settle invoices, pay suppliers, monitor their turnover, produce and pay tax reports. Kaspi Shopping Register integrates a digital cash register in the Kaspi Pay Super App with our POS network.

Our Payments Platform is fundamental to high levels of engagement. Despite including some of our most penetrated products, we continue adding new opportunities to spend and pay, which is a function of new merchants and product development. Payments Platform proprietary data informs decision making across multiple areas of our business.

In 1Q 2024, Payments Platform had 689,000 merchants and 13.0 million consumers.

Having built a large user base of merchants over the last three years, our focus is maximizing transaction levels and during 1Q 2024, transaction volumes increased 42% year-over-year.

During 1Q 2024, TPV increased 35% year-over-year to KZT7.9 trillion ($17.7 billion). Over the last year the rate of inflation has moderated significantly, but TPV keeps growing due to growth in Kaspi Pay merchants and transactions, rapid adoption of B2B Payments and the ongoing popularity of Bill Payments.

Kaspi B2B Payments is the fastest-growing component of our TPV and during 1Q 2024, accounted for 4%. With B2B Payments still in its early days, we expect it to continue growing significantly faster than Payments TPV.

Transactions +42% & TPV +35% YoY

Kaspi QR, B2B Payments & Bill Payments are all contributing to fast volume growth

Active Consumers	11.7M	13.0M	Take Rate	1.2%	1.2%

TPV
# of transactions

+42%
893M
1.3B
1Q'23
1Q'24

TPV
KZT

+35%
5.8T
7.9T
$17.7B
1Q'23
1Q'24

TPV breakdown

B2B Payments
P2P Payments
Household Bill Payments
19%
4%
7%
1Q'24
70%
Kaspi QR & Card Transactions

Source Company data

Kaspi.kz

During 1Q 2024, Payments Platform revenue increased 25% year-over-year to reach KZT127 billion. Payments Take-Rate during the period remained stable year-over-year at 1.2%. Payments Platform net income increased 25% year-over-year to KZT81 billion, during 1Q 2024. High Payments Platform profitability continues to reflect tight cost control and our proprietary payments network’s operational gearing.

Payments revenue +25% & net income +25% YoY

Tight cost control & operating gearing means strong top-line flows to the bottom-line

Revenue
KZT

+25%
101B
127B
1Q'23
1Q'24

Net Income
KZT

+25%
65B
81B
1Q'23
1Q'24

Source: Company data

Kaspi.kz

For full-year 2024 we continue to expect Payments Platform revenue to increase around 20% year-over-year, reflecting robust consumer and merchant trends, partially offset by moderating inflation. Favourable Payments Take-Rate dynamics should be positive for revenue growth but need to be balanced against moderating interest revenue on current account balances. Considering Payments Platform’s operational gearing, we expect bottom-line growth to once again grow ahead of revenue growth, at around 25% year-over-year.

Marketplace Platform

Revenue growth ahead of GMV, Valued-added services top-line growth accretive

Revenue up 108% YoY in 1Q 2024 & net income up 76% even with 1P

Our Marketplace Platform connects both online and offline merchants with consumers.

m-Commerce is our mobile solution for shopping in person, while consumers can use e- Commerce to shop anywhere, any time with free delivery. Kaspi Travel allows consumers to book flights, rail tickets and overseas package holidays. E-Grocery helps households with their day-to-day shopping needs. Kolesa.kz now gives Marketplace leadership in auto and real estate classifieds and is integrated with e-Cars which includes the sale of 1P & 3P cars and their parts.

Our core Marketplace Platform is a “3P” model, except for e-Grocery and part of e-Cars where we are building fast growing “1P” marketplaces that offer a highly personalised user experience and digitalising the entire value chain from selling, buying, owning and servicing a car.

Just as with our Payments Platform, the expansion of our Marketplace merchant base has been an important focus. Now we’re prioritising growth in transactions and during 1Q 2024, Marketplace purchases increased 33% year-over-year.

With the attractiveness of Marketplace’s consumer proposition continuing to increase, growth in consumers remains strong and consistent with previous quarters. During 1Q 2024, Marketplace active consumers increased 16% year-over-year to reach 7.4 million.

In 1Q 2024, Marketplace GMV was up 62% year-over-year to reach KZT1.2 trillion ($2.8 billion).

Valued-added services revenue including Kaspi Delivery and advertising from e-Commerce, grocery manufacturers and Classifieds, resulted in Marketplace Take-Rate increasing significantly to 9.5% in 1Q 2024 from 8.4% in 1Q 2023.

Marketplace GMV +62% YoY & Take Rate all time high 9.5%

Marketplace is our fastest growing platform. VAS boosting take-rate

Active Consumers	6.4M	7.4M	Take Rate[1]	8.4%	9.5%

Marketplace
# of purchases

+33%
36.3M
48.4M
1Q'23
1Q'24

GMV[2]
KZT

+62%
765B
1.2T
$2.8B
1Q'23
1Q'24

Marketplace GMV breakdown

Kaspi Travel
m-Commerce
8%
47%
1Q'24
45%
e-Commerce

Source Company data

Notes 1. Take rate is calculated based on GMV 3P only
2. Sum of GMV3P and GMV 1P starting 1Q'23

Kaspi.kz

In 1Q 2024, e-Commerce demand was extremely strong with orders up 101% year-over-year. GMV increased 114% year-over-year to KZT563 billion.

e-Cars which includes the sale of 1P & 3P cars and parts accounted for 26% of e-Commerce GMV. Over the same period, e-Grocery accounted for 5% of e-Commerce GMV.

In the first quarter of 2024, e-Commerce’s Take-Rate increased significantly to 11.1% from 10.2% as of 1Q 2023. The main drivers of this were the success of e-Commerce value-added services. Kaspi Delivery and Kaspi Advertising are expected to remain take-rate additive over the medium-term.

e-Commerce GMV +114% YoY & Take Rate all time high 11.1%

Kaspi Delivery & Advertising boosting take-rate. e-Cars equivalent to 26% of GMV

e-Commerce
# of purchases[1]
+101%
8.7M
17.5M
1Q'23
1Q'24

Take Rate[2]
10.2%
11.1%
e-Commerce
GMV
KZT
+114%
263B
563B
1Q'23
1Q'24

e-Commerce GMV
breakdown[3]
e-Cars
e-Grocery
5%
26%
1Q'24
69%
3P
(exc. Cars and Auto parts)

Source Company data

Notes
1. Number of orders
2. Take rate is calculated based on GMV 3P only
3. e-cars consists of GMV 1P (KZT 11 bn) and 3P (KZT 136 bn). e-grocery GMV is 1P. Other categories GMV is 3P

Kaspi.kz

m-Commerce delivered accelerating top-line growth compared with the end of 2023. During 1Q 2024 purchases increased 10% year-over-year. The combination of higher promo activity and growth in retail trade led to stronger ticket-size growth year-over-year. As a result, GMV increased 34% and reached KZT582 billion. Successful promotional events including Kaspi Juma resulted in m-Commerce’s Take-Rate increasing to 8.9% in 1Q 2024 from 8.0% in 1Q 2023.

Kaspi Travel’s GMV increased 44% year-over-year to KZT97 billion during 1Q 2024, with ticket sales up 28% to 4.1 million. Take-Rate increased by 40 bps year-over-year to 4.5%, due to the success of our package tours marketplace.

We expect Travel’s GMV growth should remain strong with package tours, which accounted for 7% of Travel’s GMV in the first quarter of 2024, becoming more meaningful. With an 8.7% Take-Rate in 1Q 2024, packages are also Take-Rate enhancing.

With Marketplace Take-Rate up year-over-year, 1Q 2024 Marketplace revenue grew significantly faster than GMV and was up 108% year-over-year to KZT150 billion.

During 1Q 2024, Marketplace Platform net income reached KZT71 billion, representing a 76% increase year-over-year. Net income growth below revenue growth, reflects rapid e-Grocery and 1P e-Cars revenue growth.

Marketplace Platform revenue +108% & net income +76% YoY

Net income growth remains fast even with 1P e-Grocery & newly launched e-Cars

Revenue
KZT
+108%
72B
150B
1Q'23
1Q'24

Net Income
KZT
+76%
40B
71B
1Q'23
1Q'24

Source: Company data

Kaspi.kz

For full-year 2024 we continue to expect Marketplace revenue to increase around 70% year-over-year, with strong momentum across all products but especially e-Commerce including e-Grocery and e-Cars. We expect revenue to be boosted by the rapid growth of delivery and advertising. We continue to anticipate net income growth of around 40% year-over-year, which is impacted by the pace of 1P revenue growth, but is still, we believe, a strong bottom line outlook.

Fintech Platform

TFV origination growing fast YoY & healthy CoR trends

TFV up 48% & deposits up 32% YoY in 1Q 2024

Our Fintech Platform provides consumers with BNPL, finance and savings products, and merchants with merchant finance services.

During 1Q 2024, TFV increased 48% year-over-year, to reach KZT2.3 trillion ($5.1 billion). We finished the quarter with 6.3 million loan consumers, up 10% year-over-year and growth momentum consistent with previous quarters.

Low risk, small ticket, short duration Buy-Now-Pay-Later (BNPL) loans accounted for 43% of TFV in 1Q 2024, making them our most important Fintech Platform product. Merchant and Micro Business Finance is our fastest growing lending product, accounting for 17% of TFV during the quarter. We believe lending to merchants is a significant and underpenetrated opportunity in Kazakhstan. Car financing integrated with Kolesa.kz is also an important opportunity and along with BNPL, we expect Fintech products integrated with Marketplace should continue to see their share of TFV step up.

TFV origination at healthy levels &+48%YoY in 1Q'24

Merchant & Micro Business Finance lending is our fastest growing Fintech product

	1Q'23	1Q'24
TFV to Average Net Loan Portfolio Conversion Rate	2.1x	2.2x

TFV
KZT

+48%
1.5T
2.3T
$5.1B
1Q'23
1Q'24

TFV breakdown

Merchant & Micro Business Finance
Car Finance
17%
4%
1Q'24
43%
36%
General purpose
Buy Now Pay Later

Source Company data

Kaspi.kz

Our average net loan portfolio increased by 37% year-over-year, to KZT4.4 trillion in 1Q 2024. Our deposit base has seen substantial growth since the second half of 2022 and in 1Q 2024, average savings increased by 32% year-over-year to KZT5.3 trillion. Deposit consumers increased 24% to 5.0 million, illustrating our ongoing success attracting new consumers, as well as more funds from existing customers. However, with our loan portfolio growing at a faster rate than deposits, our loan to deposit ratio increased to 86% at the end of the first quarter of 2024.

During 2022, we raised Kaspi Deposit rates and higher funding costs and an enlarged deposit base are resulting in lower near-term Fintech profitability. Fintech funding costs increased 36% year-over-year during 1Q 2024. However, more deposit consumers and an enlarged funding base are competitive advantages and should enable us to drive faster origination and more transactions over the medium- term.

Fintech yield was 6% during 1Q 2024, broadly stable year-over-year and in line with our expectations for full-year 2024.

During 1Q 2024, our cost of risk was 0.5%, with credit quality strong and consistent with previous quarters. Our NPL ratio of 5.3% has improved compared with the end of 2023.

Fintech Platform revenue increased by 26% year-over-year to reach KZT291 billion during 1Q 2024. Fintech revenue growth is benefitting from healthy levels of origination last year, even considering the growing share of lower yielding BNPL and Merchant Finance loans.

In 1Q 2024, Fintech Platform’s net income increased by 3% year-over-year to KZT71 billion. Net income growth below revenue growth mainly resulted from higher year-over-year funding costs. With interest rates now starting to normalise and ongoing tight control of operating costs, Fintech net income growth should accelerate in the later part of this year and throughout 2025.

Fintech Platform revenue +26% & net income +3% YoY

Lower Fintech profitability growth in line with our guidance & expected to improve in late '24

Revenue
KZT

+26%
231B
291B
1Q'23
1Q'24

Net Income
KZT

+3%
69B
71B
1Q'23
1Q'24

Source: Company data

Kaspi.kz

For full-year 2024, we continue to expect Fintech Platform revenue to increase around 20% year-over-year, reflecting strong underlying customer demand especially linked to Marketplace growth, a stable economic backdrop and only slight lower yield. The adoption of merchant financing will increasingly be an important determinant of TFV and revenue top line momentum. With the cost of funding still elevated and our deposit base enlarged, net income growth will however remain below revenue growth and is expected to be around 15% year-over-year, albeit with growth expected to be materially higher in the final part of the year.

2024 Full Year Guidance

The second quarter of 2024 has gotten off to a strong start and we observe a healthy and predictable consumer and merchant environment. At this stage in the year, our platform guidance and expectation of around 25% year-over-year Kaspi.kz consolidated net income growth remains unchanged.

2Q'24 has started well. FY 2024 guidance reiterated[1]

Payments	Marketplace	Fintech	Consolidated
Revenue Around 20% YoY Growth	**Revenue** Around 70% YoY Growth	**Revenue** Around 20% YoY Growth	
Net Income Around 25% YoY Growth	**Net Income** Around 40% YoY Growth	**Net Income** Around 15% YoY Growth	**Net Income** Around 25% YoY Growth

Source: Company data

Notes: 1. Please see "Disclaimer: Cautionary Note Regarding Forward Looking Statements."

Kaspi.kz

First Quarter 2024 Financial Results Conference Call

Monday, 22nd April 2024 at 8.00am EST (1pm GMT, 5.00pm Astana time).

To pre-register for this call, please go to the following link:

https://www.netroadshow.com/events/login?show=940ffcb8&confId=63341

You will receive access details via email.

Kaspi.kz consolidated financial statements

Consolidated Income Statement (unaudited)

	1Q 2023, KZT MM	1Q 2024, KZT MM	1Q 2024, USD MM
Revenue	**395,004**	**552,814**	**1,237**
growth, %	-	***40%***	-
Net fee revenue	196,548	275,152	616
Interest revenue	185,320	240,301	538
Retail revenue	8,014	35,570	80
Other gains	5,122	1,791	4
Costs and operating expenses	(187,398)	(283,717)	(635)
growth, %	-	***51%***	-
% of revenue	***47.4%***	***51.3%***	-
Interest expenses	(100,964)	(145,499)	(326)
Transaction expenses	(5,959)	(6,331)	(14)
Cost of goods and services	(31,348)	(63,078)	(141)
Technology & product development	(18,004)	(26,430)	(59)
Sales & marketing	(4,154)	(9,934)	(22)
General & administrative expenses	(5,778)	(7,392)	(17)
Provision expenses	(15,191)	(25,053)	(56)
New Income before tax	**207,606**	**269,097**	**602**
growth, %	-	***30%***	-
margin, %	***52.6%***	***48.7%***	-
Income tax	(33,397)	(45,657)	(102)
Net income	**174,209**	**223,440**	**500**
growth, %	-	***28%***	-
margin, %	***44.1%***	***40.4%***	-

Source: Company data

Kaspi.kz

Consolidated Balance Sheet (unaudited)

	31-Dec-2023, KZT MM	31-Mar-2024, KZT MM	31-Mar-2024, USD MM
Cash and cash equivalents	820,466	668,058	1,495
Mandatory cash balances with NBK	47,110	50,174	112
Due from banks	30,659	30,156	67
Investment securities and derivatives	1,377,772	1,312,436	2,938
Loans to customers	4,235,957	4,523,841	10,125
Property, equipment and intangible assets	174,316	172,367	386
Other assets	135,598	152,204	341
Total assets	**6,821,932**	**6,909,226**	**15,464**
Due to banks	154	104,065	233
Customer accounts	5,441,456	5,252,797	11,757
Debt securities issued	99,468	49,830	112
Subordinated debt	62,369	60,824	136
Other liabilities	115,272	83,132	186
Total liabilities	**5,718,719**	**5,550,638**	**12,424**
Issued capital	130,144	130,144	291
Treasury shares	(152,001)	(151,531)	(339)
Additional paid-in-capital	506	506	1
Revaluation reserve of financial assets and other reserves	9,719	41,058	92
Share Based Compensation reserve	34,810	18,776	42
Retained earnings	1,054,945	1,291,165	2,890
Total equity attributable to Shareholders of the Company	1,078,123	1,330,098	2.977
Non controlling interests	25,090	28,490	64
Total equity	**1,103,213**	**1,358,588**	**3,041**
Total liabilities and equity	**6,821,932**	**6,909,226**	**15,464**

Source: Company data

Kaspi.kz

Selected Financial Metrics

KZT mm	1Q'23	1Q'24
Results of Operations—Segments:		
Payment revenue	101,205	126,597
Marketplace revenue	72,331	150,450
Fintech revenue	230,722	290,601
Payment net income	64,690	81,008
Marketplace net income	40,452	71,342
Fintech net income	69,067	71,090

Source: Company data

Kaspi.kz 41

About Kaspi.kz

Kaspi.kz’s mission is to improve people’s lives by developing innovative mobile products and services. To deliver upon this we operate a unique two-sided Super App model – Kaspi.kz Super App for consumers and Kaspi Pay Super App for merchants.

Through these Super Apps consumers and merchants can access our leading Payments, Marketplace, and Fintech Platforms. All our services are designed to be highly relevant to users’ everyday needs and enable consumers and merchants to connect and transact, using our proprietary payments network.

The combination of a large, highly engaged consumer and merchant base, best-in-class, highly relevant digital products and a capex lite approach, results in strong top-line growth, a profitable business model and enables us to continue innovating, delighting our users and fulfilling our mission.

Kaspi.kz has been listed on Nasdaq since January 2024.

Cautionary Statement Regarding Forward-Looking Statements

This press release contains forward-looking statements within the meaning of the U.S. federal securities laws, which statements relate to our current expectations and views of future events. In some cases, these forward-looking statements can be identified by words or phrases such as “believe,” “may,” “might,” “will,” “expect,” “estimate,” “could,” “should,” “anticipate,” “aim,” “estimate,” “intend,” “plan,” “believe,” “potential,” “prospective,” “continue,” “is/are likely to” or other similar expressions. These forward-looking statements are subject to risks, uncertainties and assumptions, some of which are beyond our control. In addition, these forward-looking statements reflect our current views with respect to future events and are not a guarantee of future performance. Actual outcomes may differ materially from the information contained in the forward-looking statements as a result of a number of factors, including, without limitation, risks related to the following: our ability to attract sufficient new customers, engage and retain our existing customers or sell additional functionality, products and services to them on our platforms; our ability to maintain and improve the network effects of our Super App business model; our ability to improve or maintain technology infrastructure; our ability to successfully execute the new business model and reach profitability of the e-Grocery operations; our ability to partner with sufficient new merchants or maintain relationships with our existing merchant partners; our ability to effectively manage the growth of our business and operations; developments affecting the financial services industry; our brand or trusted status of our platforms and Super Apps; our ability to retain and motivate our personnel and attract new talent, or to maintain our corporate culture; our ability to keep pace with rapid technological developments to provide innovative services; our ability to implement changes to our systems and operations necessary to capitalize on our future growth opportunities; changes in relationships with third-party providers, including software and hardware suppliers, delivery services, credit bureaus and debt collection agencies; our ability to compete successfully against existing or new competitors; our ability to integrate acquisitions, strategic alliances and investments; our ability to adequately obtain, maintain, enforce and protect our intellectual property and similar proprietary rights; evolving nature of Kazakhstan’s legislative and regulatory framework; our ability to obtain or retain certain licenses, permits and approvals in a timely manner; our ability to successfully remediate the existing material weaknesses in our internal control over financial reporting and our ability to establish and maintain an effective system of internal control over financial reporting; dependence on our subsidiaries for cash to fund our operations and expenses, including future dividend payments, if any; and risks related to other factors discussed under “Risk Factors” in the final prospectus relating to our initial public offering filed with the U.S. Securities and Exchange Commission on 19 January 2024.

We operate in an evolving environment. New risks emerge from time to time, and it is not possible for our management to predict all risks, nor can we assess the effect of all factors on our business or the extent to which any factor, or combination of factors, may cause actual results to differ materially from those contained in any forward-looking statements.

The forward-looking statements made in this press release relate only to events or information as of the date on which the statements are made in this press release. Except as required by law, we undertake no obligation to update or revise publicly any forward-looking statements, whether as a result of new information, future events or otherwise, after the date on which the statements are made or to reflect the occurrence of unanticipated events.

Use of Key Financial and Operating Metrics

Certain parts of this press release contain our key financial and operating metrics, which we do not consider to be non-IFRS financial measures. We use these metrics to evaluate our business, measure our performance, identify trends affecting our business, formulate financial projections and make strategic decisions. Our key operating metrics may be calculated in a manner different than similar key financial and operating metrics used by other companies.

(1)
Average Monthly Active Users (MAU) is the monthly average number of users with at least one discrete session (visit) in excess of 10 seconds on the Kaspi.kz Super App in the last three months of each relevant period.

(2)
Average Daily Active Users (DAU) is the monthly average of the daily number of users with at least one discrete session (visit) in excess of 10 seconds on the Kaspi.kz Super App in the last three months of each relevant period.

(3)
Average DAU to Average MAU ratio is the ratio of Average DAU to Average MAU for the same period.

(4)
Monthly Transactions per Active Consumer is the ratio of the total number of transactions for the prior 12 months to the total number of active consumers (the total number of consumers which have used any of our products or services at least once during the prior 12 months), divided by 12.

(5)
Active Merchants is the total number of merchant stores that completed at least one sale of goods or services, or a transaction to or with a consumer, during the prior 12 months.

(6)
Total Payment Value (TPV) is the total value of B2B and payment transactions made by Active Consumers within our Payments Platform, excluding free P2P and QR payments.

(7)
Payments Take-Rate is the ratio of fees generated from B2B transactions, consumer card and QR transactions and membership fees included in Payments fee revenue to TPV for the same period.

(8)
Payments Active Consumers is the total number of consumers that completed at least one transaction within Payments during the prior 12 months.

(9)
Payments Transactions is the total number of TPV transactions.

(10)
Gross Merchandise Value (GMV) is the total transaction value of goods and services sold within Marketplace (on an aggregate, “third-party” or “first-party” basis, as applicable).
(11)
Marketplace Active Consumers is the total number of consumers that completed at least one purchase of goods and services within Marketplace during the prior 12 months.
(12)
Marketplace Purchases is the total number of goods or services purchase transactions made by consumers within Marketplace.

(13)
Marketplace Take-Rate is the ratio of Marketplace fee revenue to Marketplace 3P GMV.

(14)
e-Commerce Gross Merchandise Value (GMV) is the total transaction value of goods and services sold within the e-Commerce business of Marketplace (on an aggregate, “third-party” or “first-party” basis, as applicable). Our “first-party” e-Commerce GMV reflects e-Grocery’s GMV starting from February 2023; prior to that, e-Grocery’s GMV was part of our “third-party” e-Commerce GMV.

(15)
e-Commerce Take-Rate is the ratio of fee revenue generated in the e Commerce business of Marketplace to e-Commerce 3P GMV.

(16)
e-Grocery Gross Merchandise Value (GMV) is the total transaction value of goods and services sold within the e-Grocery business of Marketplace.

(17)
e-Grocery Active Consumers is the total number of consumers that completed at least one purchase within the e-Grocery business of Marketplace during the prior 12 months.

(18)
e-Grocery Purchases is the total number of goods or services purchase transactions made by consumers within the e-Grocery business of Marketplace.

(19)
e-Cars Gross Merchandise Value (GMV) is the total transaction value of goods and services sold within the e-Cars business of Marketplace.

(20)
e-Cars Take-Rate is the ratio of fee revenue generated in the e-Cars business of Marketplace to e-Cars 3P GMV.

(21)
m-Commerce Gross Merchandise Value (GMV) is the total transaction value of goods and services sold within the m-Commerce business of Marketplace.

(22)
m-Commerce Active Consumers is the total number of consumers that completed at least one purchase within the m-Commerce business of Marketplace during the prior 12 months.
(23)
m-Commerce Purchases is the total number of goods or services purchase transactions made by consumers within the m-Commerce business of Marketplace.

(24)
m-Commerce Take-Rate is the ratio of fee revenue generated in the m-Commerce business of Marketplace to m-Commerce GMV.

(25)
Kaspi Travel Gross Merchandise Value (GMV) is the total transaction value of services sold within the Kaspi Travel business of Marketplace.

(26)
Kaspi Travel Active Consumers is the total number of consumers that completed at least one purchase within the Kaspi Travel business of Marketplace during the prior 12 months.
(27)
Kaspi Travel Purchases is the total number of services purchase transactions made by consumers within the Kaspi Travel business of Marketplace.
(28)
Kaspi Travel Take-Rate is the ratio of fee revenue generated in the Kaspi Travel business of Marketplace to Kaspi Travel GMV.

(29)
Total Finance Value (TFV) is the total value of loans to customers issued and originated within Fintech for the period indicated.

(30)
Fintech Active Consumers (loans) is the total number of consumers that received at least one financing product within Fintech during the prior 12 months.

(31)
Fintech Active Consumers (deposits) is the total number of consumers that had a deposit for at least one day within Fintech during the prior 12 months.

(32)
Average Net Loan Portfolio is the average monthly balance of the Fintech net loan portfolio for the respective period.

(33)
Fintech Yield is the sum of Fintech interest income on loans to customers and Fintech fee revenue divided by Average Net Loan Portfolio.

(34)
TFV to Average Net Loan Portfolio Conversion Rate is TFV for the prior 12 months divided by Average Net Loan Portfolio for the same period.

(35)
Average Savings is the monthly average of customer accounts, which consists of total deposits of individuals and legal entities, for the respective period.

(36)
Cost of Risk is the total provision expense for loans divided by the average balance of gross loans to customers for the same period.

Exchange Rate Calculations

The Kazakhstani tenge (KZT) to US dollar ($) exchange rate used by us for the presentation of certain financial, operating and other data denominated in tenge and included in this presentation is KTZ446.78 per $1, as of 29 March 2024.